02049262

1st August 2002

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

HBOS plc

The Mound
EDINBURGH
EH1 1YZ

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

SEC MAIL PROCESSING SECTION RECEIVED AUG 12 2002

Your Ref: 82/3240 and 82/5003

SUPPL

Exemption

Dear Sirs,

I enclose documents either sent to shareholders or made available to the public during the period 1st July to 31st July 2002.

Announcements made to the London Stock Exchange:-

01.07.02	Application to UKLA for the following securities to be admitted to the Offical List - Yen 42,500,000,000 3.5% Undated Subordinated Step-Up Notes
01.07.02	Application to UKLA for the following securities to be admitted tot he Official List - £300,000,000 7.5% Undated Subordinated Step-Up Notes
01.07.02	Application to UKLA for the following securities to be admitted to the Official List - £245,000,000 7.881% Subordinated Extendable Maturity Notes due 2048.
01.07.02	Application to UKLA for the following securities to be admitted to the Official List - €415,000,000 Fixed to Floating Rate Subordinated Extendable Maturity Notes due 2048
01.07.02	Application to UKLA for the following securities to be admitted to the Official List - €300,000,000 Floating Rate Undated Subordinated Step-Up Notes
01.07.02	24,750 shares released from Halifax Group Long Term Exec Bonus Scheme by HBOS plc Employee Trust Ltd - 6,188 shares sold on 28.06.02 @ £7.09 per share. 125,003 shares purchased @ £7.05 on 28.06.02 by HBOS plc Employee Trust Ltd - 26,331 share released by HBOS plc (3,055,641 shares still held).
01.07.02	Substitution of Securities
02.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Bought 4,512 ordinary shares in Lattice Group plc at £1.7138 per share. Total owned or controlled 72,836,616 (2.06%)
02.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Sold 24,200 ordinary shares in National Grip Group plc at £4.675 per share. Total owned or controlled 34,127,778 (1.92%)
02.07.02	Schedule 10 - Notification of major interests in HMV shares.
03.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Purchased 56,000 ordinary shares in Lattice Group plc at £1.6995 per share. Total owned or controlled 72,892,616 (2.07%)
04.07.02	Halifax House Price Index - June 2002
04.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Bought 22,000 ordinary shares in National Grid Group plc at £4.645 per share. Total owned or controlled 34,149,778 (1.92%)
04.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Bought 50,000 ordinary shares in National Grid Group at £4.635 per share. Total owned or controlled 34,199,778 (1.92%)
04.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Sold 15,000 ordinary shares in National Grid Group at £4.5975 per share. Total owned or controlled 34,184,778 (1.92%)
04.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Bought 3,035 ordinary shares in National Grid Group at £4.635 per share. Total owned or controlled 34,187,813 (1.92%)

dlw 9/3

08.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Bought 750,000 ordinary shares in Britannic Group plc at £4.42 per share. Total owned or controlled 8,704,070 (4.43%)
09.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Bought 100,000 ordinary shares in Lattice Group plc at £1.71 per share. Total owned or controlled 72,992,851 (2.07%)
09.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Sold 13,835 ordinary shares in Lattice Group plc at £1.6975 per share. Total owned or controlled 72,979,016 (2.07%)
09.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Sold 9,408 ordinary shares in National Grid Group plc at £4.601658 per share. Total owned or controlled 34,178,405 1.92%)
10.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Bought 900,000 and sold 1,209,097 shares in Lattice Group. Total owned or controlled 72,669,919 (2.06%)
10.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Sold 230,436 ordinary shares in Britannic Group PLC at £4.55 per share. Total owned or controlled 8,473,634 (4.31%)
10.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Sold 648,532 ordinary shares in National Grid at £4.6125 per share. Total owned or controlled 33,529,873 (1.89%)
10.07.02	Major interest in shares. HBOS announced interest in Kiln PLC. Total holding following notification 12,960,120 shares (6.35%)
11.07.02	Rule 8 Disclose Under the City Code on Takeovers and Mergers. Bought 1,000,000 ordinary shares in Lattice Group plc at £1.7071 per share. Total owned or controlled 73,669,919 (2.09%)
11.07.02	Notification of major interest in shares. HBOS announced an interest in Henderson Eurotrust PLC. Total holding following notification 1,821,312 (7.10%)
11.07.02	Notification of major interest in shares. HBOS announced major interest in Charles Taylor Consulting PLC. Total holding following notification 1,075,886 (3.14%)
12.07.02	Warner Estate Holdings PLC has exchanged contracts to acquire the long leasehold interest in the Market Place Shopping Centre in Bolton for a cash consideration of £64.52 million.
12.07.02	Ruse 8 Disclosure Under the City Code on Takeovers and Mergers. Bought 2,998 ordinary shares in National Grid Group PLC at £4.6175 per share. Total owned or controlled 33,652,871 (1.89%)
12.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Bought 65,000 ordinary shares in National Grid Group at £4.575 per shares plus 2,900 ordinary shares in National Grid Group at £4.5638 per share. Total owned or controlled 33,720,771 (1.90%)
12.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Bought 15,412 ordinary shares in Lattice Group PLC at £1.726651 per share. Total owned or controlled 73,685,331 (2.09%)
12.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Bought 3,900 ordinary shares in Lattice Group at £1.6938 per share. Total owned or controlled 73,689,231 (2.09%)
12.07.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. Bought 120,000 ordinary shares in National Grid at £4.6125 per share. Total owned or controlled 33,649,873 (1.89%)
15.07.02	Director Shareholding - PSS Announcement sale & transfer
16.07.02	Rule 8 Disclosure under the City Code on Takeovers and Mergers. Sold 73,641 ordinary shares in Britannic Group at £4.26 and Bought 250,000 ordinary shares in Brittanic Group at £4.225. Total owned or controlled 8,649,993 (4.40%)
16.07.02	Comparatives to 30 June 2001
16.07.02	Director Shareholding - 532 ordinary shares disposed at 539.91p per share. Total holding following this transaction 7,836,103 (0.21%)
18.07.02	Transaction with Aviation Partners Worldwide PLC
19.07.02	Following notification by Insight Investment on 19.07.02, Lupus announces that HBOS plc and its subsidiaries have the following interests in its share capital: Equitable Life Assurance Society 9,150,000 (5.37%) and Clerical Medical Investment Management 7,769,518 (4.56%)
19.07.02	Dealing by Substantial Shareholders. HBOS plc has major interest in Britannic Group plc. Total holding following this notification 8,061,214 (4.1%)
22.07.02	Notification of major interests in shares of Wagon plc. Total holding following notification 1,500,252 (2.85%)
23.07.02	The Rule 8 - United Utilities plc announcement released on 22nd May 2002 under RNS was released in error and should be disregarded.
25.07.02	Interim Results 2002 - Part 1
25.07.02	Interim Results 2002 - Part 2
25.07.02	BT wins £200 million worth of business - Deals, worth £200m, were signed by HBOS and Barclays, BAA and the leading plant & crane hire company Hewden Stuart
29.07.02	HBOS plc has major interest in Bellway plc. Total holding following notification 4,515,464 (4.10%)

29.07.02	Dealings by substantial shareholders. HBOS & Subsidiaries acquired shares in Brit Insurance Holdings PLC. Total holding following notification 26,239,382 (6.14%)
31.07.02	Director Shareholding. Notification that 5,849 shares have been released from the Scheme by HBOS plc Employee Trust Ltd. Of these 1,455 shares were sold on 22nd July 2002 at £5.75 per share.

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	24,632 Shares registered on 02.07.02
2 Form 88(2)'s – Return of Allotment of	4,377 Shares registered on 03.07.02
2 Form 88(2)'s – Return of Allotment of	17,394 Shares registered on 04.07.02
1 Form 88(2)'s – Return of Allotment of	684 Shares registered on 10.07.02
2 Form 88(2)'s – Return of Allotment of	7,415 Shares registered on 11.07.02
1 Form 88(2)'s – Return of Allotment of	4,017 Shares registered on 15.07.02
2 Form 88(2)'s – Return of Allotment of	6,830 Shares registered on 18.07.02
1 Form 88(2)'s – Return of Allotment of	20,508 Shares registered on 19.07.02
3 Form 88(2)'s – Return of Allotment of	3,942 Shares registered on 25.07.02
1 Form 88(2)'s - Return of Allotment of	33,200 Shares registered on 29.07.02 (form to follow)

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:48 28 Jun 2002
Number	9420X

1) Name of company:

HBOS plc

2) Name of Director:

(a) Peter Burt

(b) John Maclean

(c) Colin Matthew

(d) Gordon McQueen

3) Is holding in own name/wife's name or non-beneficial:

(a) own name

(b) own name and spouse

(c) own name

(d) own name

4) Name of registered holder:

Bank of Scotland PEP Nominees Limited/ State Street Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a) Director

(b) Director and spouse

(c) Director

(d) Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

PEP re-investments.

7) Number of shares/amount of stock acquired:

(a) (i) 16 (ii) 1

(b) (i) 2 (ii) 4

(c) (i) 165 (ii) 2

(d) (i) 141 (ii) 1 (iii) 1

8) Percentage of issued class: (a) to (d) de minimis

9) Number of shares/amount of stock disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share:

(a) (i) 822.0p (ii) 789.0p

(b) (i) 740.0p (ii) 812.0p

(c) (i) 822.0p (ii) 724.5p

(d) (i) 822.0p (ii) 724.5p (iii) 723.0p

13) Date of transaction:

(a) (i) 05.06.02 (ii) 11.06.02

(b) (i) 10.04.02 (ii) 01.05.02

(c) (i) 05.06.02 (ii) 18.06.02

(d) (i) 05.06.02 (ii) 18.06.02 (iii) 25.06.02

14) Date company informed: 28th June 2002

15) Total holding following this notification:

(a) 529,400

(b) 5,036

(c) 53,940

(d) 54,588

16) Total percentage holding of issued class following this notification:

(a) 0.01%

(b) de minimis

(c) de minimis

(d) de minimis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	09:19 1 Jul 2002
Number	9803X

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 28 June 2002

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	Yen42,500,000,000 3.5 per cent Undated Subordinated Step-Up Notes
ISSUER:	HBOS plc
INCORPORATED IN:	Scotland
GUARANTOR:	N/A
INCORPORATED IN:	N/A

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this foı

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA
United Kingdom

HBOS plc
33 Old Broad Street
London EC2N 1HZ
United Kingdom

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service
25 The North Colonnade, London E14 5HS.

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	09:21 1 Jul 2002
Number	9806X

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 28 June 2002

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	£300,000,000 7.50 per cent. Undated Subordinated Step-Up Notes
ISSUER:	HBOS plc
INCORPORATED IN:	Scotland
GUARANTOR:	N/A
INCORPORATED IN:	N/A

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this for

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA
United Kingdom

HBOS plc
33 Old Broad Street
London EC2N 1 HZ
United Kingdom

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service
25 The North Colonnade, London E14 5HS.

END

RNS | The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	09:27 1 Jul 2002
Number	9809X

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 28 June 2002

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	£245,000,000 7.881 per cent. Subordinated Extendable Maturity Notes due 2048
ISSUER:	HBOS plc
INCORPORATED IN:	Scotland
GUARANTOR:	N/A
INCORPORATED IN:	N/A

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this foi

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA

HBOS plc
33 Old Broad Street
London EC2N 1HZ
United Kingdom

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service
25 The North Colonnade, London E14 5HS.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	09:29 1 Jul 2002
Number	9810X

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 28 June 2002

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	€415,000,000 Fixed to Floating Rate Subordinated Extendable Maturity Notes du
ISSUER:	HBOS plc
INCORPORATED IN:	Scotland
GUARANTOR:	N/A
INCORPORATED IN:	N/A

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this fo

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA
United Kingdom

HBOS plc
33 Broad Street
London EC2N 1HZ
United Kingdom

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service
25 The North Colonnade, London E14 5HS.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	09:30 1 Jul 2002
Number	9812X

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 28 June 2002

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	€300,000,000 Floating Rate Undated Subordinated Step-Up Notes
ISSUER:	HBOS plc
INCORPORATED IN:	Scotland
GUARANTOR:	N/A
INCORPORATED IN:	N/A

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this fo

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA
United Kingdom

HBOS plc
33 Old Broad Street
London EC2N 1HZ
United Kingdom

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service
25 The North Colonnade, London E14 5HS.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:29 1 Jul 2002
Number	0092Y

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Group plc Long Term Executive Bonus Scheme (the 'Scheme')

The Company has today received notification that 24,750 shares have been released from the Scheme by HBOS plc Employee Trust Limited (the 'Trustee'). Of these, 6,188 shares were sold on 28th June 2002 at £7.09 per share.

The Company has today also received notification that 125,003 shares have been purchased at a price of £7.05 on 28th June 2002 by HBOS plc Employee Trust Limited (the 'Trustee'). Of these, 26,331 shares have been released from the Scheme by HBOS plc Employee Trust Limited (the 'Trustee').

The Executive Directors remain beneficiaries and so interested, along with other participants, in 3,055,641 shares still held by the Trustee. They ceased to have an interest in the shares awarded and sold by the Trustee.

END

Company	Halifax Group PLC
TIDM	42HH
Headline	Substitution of Securities
Released	17:12 1 Jul 2002
Number	0330Y

London – 1 July 2002. Halifax Group plc, a subsidiary of HBOS plc ("HBOS"), HBOS and HBOS Management (Jersey) Limited (formerly known as Halifax Group Management (Jersey) Limited) today notified holders of the €415,000,000 Fixed to Floating Rate Guaranteed Non-voting Non-cumulative Preferred Securities (the "Euro Preferred Securities") and the £245,000,000 7.881 per cent. Guaranteed Non-voting Non-cumulative Preferred Securities (the "Sterling Preferred Securities") of HBOS Euro Finance (Jersey) L.P. (formerly known as Halifax Group Euro Finance (Jersey) L.P.) and HBOS Sterling Finance (Jersey) L.P. (formerly known as Halifax Group Sterling Finance (Jersey) L.P.), respectively, each having the benefit of a subordinated guarantee given by Halifax Group plc, in accordance with the terms of the explanatory memorandum relating to the Euro Preferred Securities (the "Euro Explanatory Memorandum") and the explanatory memorandum relating to the Sterling Preferred Securities (the "Sterling Explanatory Memorandum") each dated 16 April 2002, that:

- Proposals (as defined in the Euro Explanatory Memorandum) to, *inter alia*, substitute HBOS for Halifax Group plc as guarantor of the Euro Preferred Securities and to make certain amendments to the terms of the Euro Preferred Securities and related documents were implemented and took effect on 1 July 2002;

- Proposals (as defined in the Sterling Explanatory Memorandum) to, *inter alia*, substitute HBOS for Halifax Group plc as guarantor of the Sterling Preferred Securities and to make certain amendments to the terms of the Sterling Preferred Securities and related documents were implemented and took effect on 1 July 2002; and

- the renaming of Halifax Group Euro Finance (Jersey) L.P. and Halifax Group Sterling Finance (Jersey) L.P. as HBOS Euro Finance (Jersey) L.P. and HBOS Sterling Finance (Jersey) L.P., respectively, became effective on 26 June 2002 and the renaming of the General Partner from Halifax Group Management (Jersey) Limited to HBOS Management (Jersey) Limited became effective on 25 June 2002.

Halifax Group plc and HBOS also today notified holders of the €300,000,000 Floating Rate Undated Subordinated Step-up Notes (the "Euro Notes"), the £300,000,000 7.50 per cent. Undated Subordinated Step-up Notes (the "Sterling Notes"), the ¥42,500,000,000 3.50 per cent. Undated Subordinated Step-up Notes (the "Yen Notes"), the €415,000,000 Fixed to Floating Rate Subordinated Extendable Maturity Notes 2048 (the "Underlying Euro Notes") and the £245,000,000 7.881 per cent. Subordinated Extendable Maturity Notes 2048 (the "Underlying Sterling Notes"), each issued by Halifax Group plc, that:

- proposals to substitute HBOS for Halifax Group plc as the issuer of the Euro Notes and the Sterling Notes and consequential amendments to the related documents, having received the consent of the Trustee on behalf of the holders of the Euro Notes and Sterling Notes, were implemented and took effect on 1 July 2002.

- proposals to substitute HBOS for Halifax Group plc as the issuer of the Yen Notes, the Underlying Euro Notes and the Underlying Sterling Notes and consequential amendments to the related documents, having received the consent of holders of the Yen Notes, the Underlying Euro Notes and the Underlying Sterling Notes, in each case, holding in aggregate 100 per cent in principal amount of the Yen Notes, the Underlying Euro Notes and the Underlying Sterling Notes, respectively, were implemented and took effect on 1 July 2002.

This Notice is governed by, and shall be construed in accordance with, English law.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	12:34 2 Jul 2002
Number	0625Y

RNS Number:0625Y
HBOS PLC
2 July 2002

Date of Disclosure 02/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/07/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) Ordinary GBP 0.10

2) Amount bought	Amount sold	Price per unit
4,512		£1.7138

3) Resultant total of the same class owned or controlled
(and percentage of class) 72,836,616 (2.06%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation HBOS PLC

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:39 2 Jul 2002
Number	0627Y

RNS Number:0627Y
HBOS PLC
2 July 2002

Date of Disclosure 02/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/07/02

Dealing in NATIONAL GRID GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) Ordinary GBP 0.10

2) Amount bought	Amount sold	Price per unit
	24,200	£4.6750

3) Resultant total of the same class owned or controlled
(and percentage of class) 34,127,778 (1.92%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation HBOS PLC

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1245 PRAFUL JADAV

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

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Company	HMV Group PLC
TIDM	HMV
Headline	Holding(s) in Company
Released	17:24 2 Jul 2002
Number	0910Y

HMV GROUP PLC

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HMV

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group PLC
Released	13:35 3 Jul 2002
Number	1246Y

RNS Number:1246Y
HBOS PLC
3 July 2002

Date of Disclosure 03/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 02/07/02

Dealing in LATTICE GROUP PLC (name of company)

1) Class of securities (eg ordinary shares) Ordinary GBP 0.10

2) Amount Purchased	Amount Sold	Price per unit
56,000		£1.6995

3) Resultant total of the same class owned or controlled
(and percentage of class) 72,892,616 (2.07%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation HBOS PLC

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) Kaeron Heraty

Telephone and extension number 0207 321 1245 Praful Jadav

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all

reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END

Company	Halifax PLC
TIDM	59NB
Headline	Hx House Price Index - June
Released	07:00 4 Jul 2002
Number	1577Y

Halifax House Price Index

National Index JUNE 2002

For release 07.00 THURSDAY 4TH JULY 2002

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **354.9** Monthly Change **2.3%** Annual Change **19.3%**

Standardised Average Price (seasonally adjusted) **£109,667**

1. UK house prices rose by 2.3% in June and the annual rate of house price inflation now stands at 19.3%.
2. House prices have risen by 11% since the start of the year.
3. The housing market has been very strong over the last 6 months boosted by low interest rates, rapid real income growth and supply shortages.
4. House price inflation is strongest in East Anglia, East Midlands and the South West and weakest in Scotland and Northern Ireland.
5. Our economic assessment is that house price inflation will ease over the coming months as weaker household income growth, higher interest rates and lower buy-to-let volumes reduce the level of demand. However, supply shortages are likely to continue to be a key feature of the market, particularly in the south and London.

Commenting on the housing market, Gary Styles, Head of Group Economics at the Halifax said:

"House price inflation has been remarkably strong over the last 6 months rising from around 17% in January to over 19% in June. Despite the terrible events of September 11th, the sluggish world and UK output growth picture, the housing market has been exceptionally strong.

The shortage of properties for sale has been a major contributor to the growth in house

prices in London and the south.

However, slower income growth, higher interest rates and lower buy-to-let volumes are likely to act to brake the growth in house prices in the coming months."

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:07 4 Jul 2002
Number	1904Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/07/02

Dealing in (name of company) National Grid Group Plc

1. Class of securities (eg ordinary shares) Ordinary 10p

2.

Amount bought	Amount sold	Price per unit
22,000		4.6450

3. Resultant total of the same class owned or controlled (and percentage of class)

34,149,778 1.92 %

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

K.HERATY

(Also print name of signatory)

KAERON HERATY

Telephone and Extension number

0207 321 1245 - PRAFUL JADAV

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:10 4 Jul 2002
Number	1911Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/07/02

Dealing in (name of company) National Grid Group Plc

1. Class of securities (eg ordinary shares) Ordinary 10p

2.

Amount bought	Amount sold	Price per unit
50,000		4.6350

3. Resultant total of the same class owned or controlled (and percentage of class)

34,199,778	1.92 %

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

K.HERATY

(Also print name of signatory)

KAERON HERATY

Telephone and Extension number

0207 321 1245 - PRAFUL JADAV

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:13 4 Jul 2002
Number	1914Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/07/02

Dealing in (name of company) National Grid Group Plc

1. Class of securities (eg ordinary shares) Ordinary 10p

2.

Amount bought	Amount sold	Price per unit
	15,000	4.5975

3. Resultant total of the same class owned or controlled (and percentage of class)

34,184,778 1.92 %

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

K.HERATY

(Also print name of signatory)

KAERON HERATY

Telephone and Extension number

0207 321 1245 - PRAFUL JADAV

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:15 4 Jul 2002
Number	1919Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 02/07/02

Dealing in (name of company) National Grid Group Plc

1. Class of securities (eg ordinary shares) Ordinary 10p

2.

Amount bought	Amount sold	Price per unit
3,035		4.635

3. Resultant total of the same class owned or controlled (and percentage of class)

34,187,813 1.92 %

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

K.HERATY

(Also print name of signatory)

KAERON HERATY

Telephone and Extension number

0207 321 1245 - PRAFUL JADAV

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Britannic Group Plc
Released	11:14 8 Jul 2002
Number	3050Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 08/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/07/02

Dealing in (name of company) Britannic Group plc

1. Class of securities (eg ordinary shares) Ordinary 5p

2.

Amount bought	Amount sold	Price per unit
750,000		£4.42

3. Resultant total of the same class owned or controlled (and percentage of class)

8,704,070	4.43%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group Plc
Released	11:57 9 Jul 2002
Number	3705Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 09/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/07/02

Dealing in (name of company) LATTICE GROUP PLC

1. Class of securities (eg ordinary shares) ORD 10P

2.

Amount bought	Amount sold	Price per unit
100,000		£1.71

3. Resultant total of the same class owned or controlled (and percentage of class)

72,992,851 2.07%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group Plc
Released	11:59 9 Jul 2002
Number	3709Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 09/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/07/02

Dealing in (name of company) LATTICE GROUP PLC

1. Class of securities (eg ordinary shares) ORD 10P

2.

Amount bought	Amount sold	Price per unit
	13,835	£1.6975

3. Resultant total of the same class owned or controlled (and percentage of class)

72,979,016	2.07%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Plc
Released	12:02 9 Jul 2002
Number	3711Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 09/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/07/02

Dealing in (name of company) NATIONAL GRID GROUP PLC

1. Class of securities (eg ordinary shares) ORD 10P

2.

Amount bought	Amount sold	Price per unit
	9,408	£4.601658

3. Resultant total of the same class owned or controlled (and percentage of class)

34,178,405	1.92%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group Plc
Released	12:44 10 Jul 2002
Number	4370Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/07/02

Dealing in (name of company) LATTICE GROUP PLC

1. Class of securities (eg ordinary shares) ORD 10P

2.

Amount bought	Amount sold	Price per unit
	1,209,097	£1.7138
900,000		£1.7190

3. Resultant total of the same class owned or controlled (and percentage of class)

72,669,919	2.06%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Britannic Group Plc
Released	12:45 10 Jul 2002
Number	4373Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/07/02

Dealing in (name of company) BRITANNIC GROUP PLC

1. Class of securities (eg ordinary shares) ORD 5P

2.

Amount bought	Amount sold	Price per unit
	230,436	£4.55

3. Resultant total of the same class owned or controlled (and percentage of class)

8,473,634	4.31%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	12:52 10 Jul 2002
Number	4375Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/07/02

Dealing in (name of company) NATIONAL GRID GROUP PLC

1. Class of securities (eg ordinary shares) ORD 10P

2.

Amount bought	Amount sold	Price per unit
	648,532	£4.6125

3. Resultant total of the same class owned or controlled (and percentage of class)

33,529,873	1.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	Kiln PLC
TIDM	KIN
Headline	Holding(s) in Company
Released	14:38 10 Jul 2002
Number	4474Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Kiln PLC

2. Name of shareholder having a major interest

HBOS plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

HBOS plc & Clerical Medical Investment Management Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Pershing Keen Nominees Ltd re AD0060 2,384 shares.

Morgan Nominees Ltd re HUAC 5,500,000 shares.

Morgan Nominees Ltd re HXBT 4,500,000 shares.

Pershing Keen Nominees Ltd re PA0331 50,000 shares.

Bank of New York Nominees a/c 68300 re SJP High Income 429,503 shares.

St James's Place UK Plc re SJP RF79 1,288,509 shares

St James's Place UK Plc re SJP RF82 687,205 shares.

St James's Place UK Plc re SJP RF83 38,656 shares.

St James's Place UK Plc re SJP RF91 429,503 shares

St James's Place UK Plc re SJP RF92 34,360 shares.

5. Number of shares/amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares/amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 1p shares

10. Date of transaction

Not disclosed

11. Date company informed

9th July 2002

12. Total holding following this notification

12,960,120 shares

13. Total percentage holding of issued class following this notification

6.35%

14. Any additional information

15. Name of contact and telephone number for queries

Keith Grant - 020 7886 9000

16. Name and signature of authorised company official responsible for making this notification.

Mr Keith Grant, Company Secretary

Date of notification: 10th July 2002

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group Plc
Released	11:24 11 Jul 2002
Number	4856Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/07/02

Dealing in (name of company) LATTICE GROUP PLC

1. Class of securities (eg ordinary shares) ORD 10P

2.

Amount bought	Amount sold	Price per unit
1,000,000		£1.7071

3. Resultant total of the same class owned or controlled (and percentage of class)

73,669,919 2.09%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	Henderson Eurotrust PLC
TIDM	HNE
Headline	Holding(s) in Company
Released	15:12 11 Jul 2002
Number	5084Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HENDERSON EUROTRUST PLC

2. Name of shareholder having a major interest

HBOS PLC AND ITS SUBSIDIARIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC GLOBAL CUSTODY NOMINEES (UK) LIMITED - 1,812,115

PERSHING KEEN NOMINEES - 9,197

5. Number of shares / amount of stock acquired

1,812,115

6. Percentage of issued class

7.06%

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

ORDINARY 5P SHARES

10. Date of transaction

10 JULY 2002

11. Date company informed

11 JULY 2002

12. Total holding following this notification

1,821,312

13. Total percentage holding of issued class following this notification

7.10%

14. Any additional information

15. Name of contact and telephone number for queries

MS D J TRICKETT - 020 7818 4576

16. Name and signature of authorised company official responsible for making this notification

MS D J TRICKETT, FOR AND ON BEHALF OF HENDERSON SECRETARIAL SERVICES LIMITED, SECRETARY

Date of notification

11 JULY 2002

END

Company website

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Company	Charles Taylor Consulting PLC
TIDM	CTR
Headline	Holding(s) in Company
Released	18:19 11 Jul 2002
Number	5378Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHA

1) Name of company:

CHARLES TAYLOR CONSULTING PLC

2) Name of shareholder having a major interest:

HBOS PLC

3) Please state whether notification indicates that it is in respe of the shareholder named in 2 above or in respect of a non- interest or in the case of an individual holder if it is a holding person's spouse or children under the age of 18:

BENEFICIAL HOLDING OF HBOS PLC.

4) Name of the registered holder(s) and, if more than one hold number of shares held by each of them:

CHASE NOMINEES LTD	717,118 SHARES
MORGAN NOMINEES LTD	358,768 SHARES

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security:

ORDINARY 1P SHARES

10) Date of transaction:

11) Date company informed:

12 JULY 2002

12) Total holding following this notification:

1,075,886 SHARES

13) Total percentage holding of issued class following this notifi

3.14%

14) Any additional information:

FIRST NOTICE OF HOLDING EXCEEDING 3%

15) Name of contact and telephone number for queries:

ROBERT BIRD – 020 7759 4934

16) Name and signature of authorised company official respons
making this notification:

ROBERT BIRD

Date of notification: 11 JULY 2002

END

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Company	Warner Estate Holdings PLC
TIDM	WNER
Headline	Acquisition
Released	11:21 12 Jul 2002
Number	5565Y

Warner Estate Holdings PLC

WARNER IN £65 MILLION

BOLTON SHOPPING CENTRE ACQUISITION

Warner Estate Holdings PLC ("Warner Estate"), the property investment company, has today announced that through a company to be owned 50/50 by Warner Estate and Bank of Scotland, it has exchanged contracts to acquire the long leasehold interest in the Market Place Shopping Centre in Bolton, Lancashire for a cash consideration of £64.52 million from the Grosvenor's Arkle Fund.

Market Place Shopping Centre is a high quality two level shopping centre developed by Grosvenor in 1988. It comprises 23,500 sq. m (253,000 sq. ft) of retail accommodation and is the premier indoor retailing site in Bolton.

The scheme is anchored by Debenhams, the department store, who occupy 11,150 sq. m (120,000 sq. ft) at the north end of the centre, together with a 680-space multi storey car park. The scheme is Bolton's principal retail fashion location with other tenants including River Island, Next, H Samuels, Boots and JD Sports. The southern end of the scheme is anchored by a 5,575 sq. m (60,000 sq. ft) Victorian Grade II listed market hall which provides the main entrance into the scheme from Corporation Street/Market Street and is leased back to Bolton Borough Council.

The net rental income stands at £4.6 million per annum representing an initial yield of 7.0% on the purchase price. This is expected to rise to 7.2% by the end of 2002 on completion of the December 2002 rent reviews.

Richard Moore, Property Director at Warner Estate commented,

" We are delighted to announce this acquisition. It is an important cornerstone of our strategy to increase the scale of our regional shopping centre portfolio. We know this sector extremely well and we have an excellent track record of managing regional shopping centres in the North-West where we can add value.

" We now own and manage shopping centres in Bolton, Ellesmere Port, Sale and, after the £11 million acquisition in December, the Cavern Walk Shopping Centre in central Liverpool, that includes the world famous Cavern night-club. We are building real scale to our shopping centre portfolio and we believe that these properties have exciting potential.

" We can see a significant opportunity in the prospects for both rental and capital growth of these assets. We have an excellent skilled team at Warner who will manage these assets actively and create value for our partners and shareholders."

Mervyn Howard, Grosvenor's fund management director, said,

" We are very pleased with this sale. We will use the proceeds to invest in the acquisitions and growth strategy we have put in place for the Arkle Fund. The sale is part of the Arkle Fund's strategy to focus on shopping centres with larger lot sizes. This approach matches Grosvenor's overall retail strategy for large, dominant town centre schemes such as Festival Place in Basingstoke and the Paradise Street Development Area project in Liverpool."

-ends-

Jones Lang LaSalle and DTZ acted for Grosvenor.

Cushman & Wakefield Healy Baker acted for Warner Estate.

Date: 12 July 2002

For further information contact:

Warner Estate Holdings PLC

Richard Moore, Property Director

Peter Collins, Finance Director

Tel: 020-7907-5100

Web: www.warnerestate.co.uk

City Profile

Simon Courtenay

Ed Senior

Tel: 020-7448-3244

E-mail: simon.courtenay@city-profile.com

Grosvenor

Mervyn Howard

Justin St.Clair-Charles

Tel: 020-7408-0988

Notes to editors

The Arkle Fund was set up in 1998. It is a ten-year limited partnership created to invest in high quality, dominant shopping centres around the UK. The fund is managed by Grosvenor from its offices in London, combining the expertise of the company's fund and asset managers. The investors in the fund are Grosvenor, Equitable Life and PGGM. The fund owns the St Johns Centre, Perth; Prince Bishops Centre, Durham; Cooper's Square, Burton-Upon-Trent and Freshney Place, Grimsby.

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	14:13 12 Jul 2002
Number	5713Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/07/02

Dealing in (name of company) NATIONAL GRID GROUP PLC

1. Class of securities (eg ordinary shares) ORD 10P

2.

Amount bought	Amount sold	Price per unit
2,998		£4.6175

3. Resultant total of the same class owned or controlled (and percentage of class)

33,652,871	1.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - National Grid Group
Released	14:21 12 Jul 2002
Number	5720Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/07/02

Dealing in (name of company) NATIONAL GRID GROUP PLC

1. Class of securities (eg ordinary shares) ORD 10P

2.

Amount bought	Amount sold	Price per unit
65,000		£4.575
2,900		£4.5638

3. Resultant total of the same class owned or controlled (and percentage of class)

33,720,771	1.90%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group Plc
Released	14:23 12 Jul 2002
Number	5722Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/07/02

Dealing in (name of company) LATTICE GROUP PLC

1. Class of securities (eg ordinary shares) ORD 10P

2.

Amount bought	Amount sold	Price per unit
15,412		£1.726651

3. Resultant total of the same class owned or controlled (and percentage of class)

73,685,331 2.09%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lattice Group Plc
Released	14:26 12 Jul 2002
Number	5723Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/07/02

Dealing in (name of company) LATTICE GROUP PLC

1. Class of securities (eg ordinary shares) ORD 10P

2.

Amount bought	Amount sold	Price per unit
3,900		£1.6938

3. Resultant total of the same class owned or controlled (and percentage of class)

73,689,231 2.09%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8- National Grid Grp-Rep
Released	14:34 12 Jul 2002
Number	5717Y

FORM 8.1/8.3

The issuer has amended the Rule 8 - National Grid Group announcement released 11 July 2002, at

11:28 under RNS number 4860Y.

Amendments to Sections 2 and 3.

The full amended version is shown below.

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/07/02

Dealing in (name of company) NATIONAL GRID GROUP PLC

1. Class of securities (eg ordinary shares) ORD 10P

2.

Amount bought	Amount sold	Price per unit
120,000		£4.6125

3. Resultant total of the same class owned or controlled (and percentage of class)

33,649,873 1.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure

form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:18 15 Jul 2002
Number	6330Y

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

(i) The shares disposted of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell

(ii) The share disposed of were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (i) 196 (ii) 1708

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i) 597.02p (ii) N/A

13) Date of transaction: (i) and (ii) 12th July 2002

14) Date company informed: (i) and (ii) 12th July 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,836,635 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - BRITANNIC GROUP PLC
Released	11:45 16 Jul 2002
Number	6830Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 16/07/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 15/07/02

Dealing in (name of company) BRITANNIC GROUP PLC

1. Class of securities (eg ordinary shares) ORD 5P

2.

Amount bought	Amount sold	Price per unit
	73,641	£4.26
250,000		£4.225

3. Resultant total of the same class owned or controlled (and percentage of class)

8,649,993	4.40%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Comparatives to 30 June 2001
Released	14:53 16 Jul 2002
Number	6957Y

HBOS plc GROUP INTERIM RESULTS: COMPARATIVES TO 30 JUNE 2001

This announcement is to provide the appropriate 2001 comparatives for our 2002 Interim Announcement on 25 July 2002. It reflects a minor reallocation of business units between the five main divisions and the implementation of two new accounting pronouncements.

It is only the new accounting pronouncements that impact on the Group Consolidated Balance Sheet and Profit and Loss Account previously published for the year ending 31 December 2001; increasing Shareholders' Funds by £135 million, increasing Profit Attributable to Shareholders by £10 million, and reducing Profit Before Tax by £18 million.

HBOS plc Group Results for the Year to 31 December 2001 Analysed by Half Year Reporting Periods

To assist in the analysis of the forthcoming 2002 Interim Results for HBOS plc, the consolidated results of HBOS plc for the year to 31 December 2001 have been analysed between the half year period to 30 June 2001 and the half year period to 31 December 2001. These results are attached in Table 1. The divisional results for 2001 are also analysed by half year period and are shown in Tables 3 to 8. The Consolidated Balance Sheet at 30 June 2001 is shown in Table 2.

There have been some reclassifications between Divisions during 2002. These have arisen from the transfer from the Retail division of Client Banking to Corporate Banking, Professionals' Accounts to Business Banking and insurance income in respect of credit cards to the Insurance & Investment division. The comparative divisional results for the year to 31 December 2001 shown in tables 3 to 7 have been amended to reflect the impact of these on the 2001 comparative period. The impact of these reclassifications on the divisional profit before tax and exceptional items is summarised in Table 8. The comparative divisional results of BankWest and Group Items have not been disclosed as they were not impacted by these reclassifications.

The HBOS plc consolidated Profit and Loss Account and Balance Sheet for the half year to 30 June 2001 together with the divisional results for the half year to 30 June 2001 will be shown as 2001 comparatives in the forthcoming 2002 Interim Results statement.

Accounting Pronouncements and Divisional Transfers Impacting the Results for the Year to 31 December 2001

Certain new accounting pronouncements will be implemented by HBOS in 2002 and will be reflected in the half year results to 30 June 2002. The adoption of these new pronouncements in 2002 requires the 2001 comparative results to be restated.

The impact on the results for the year to 31 December 2001 is shown in Appendix 1 and can be summarised as follows:

- The implementation of FRS19 'Deferred Tax' has resulted in an increase in Shareholders' Funds of £135 million, a reduction in Deferred Tax Liabilities of £139 million and a reduction in Interests in Joint Ventures of £4 million. £10 million of the increase in Shareholders' Funds relates to the year ended 31 December 2001 and has reduced the taxation charge. This is mainly due to the recognition of a deferred tax asset on the general provision.
- Interest payable on Perpetual Securities issued directly by Bank of Scotland (£18 million) was previously recorded as part of minority interests (non-equity) in the Profit and Loss Account. It has been reclassified to interest payable in accordance with UITF 33, 'Obligations in capital instruments'. The Perpetual

Securities (£297 million) have also been restated in the Balance Sheet at 31 December 2001 from Minority Interests (non-equity) to Undated Loan Capital.

The results in Tables 1 to 8 below have been restated for these new pronouncements.

Reconciliation of the 30 June 2001 Half Year Results to the Pro-Forma Interim Results to 30 June 2001 Published in September 2001

In September 2001, pro-forma combined results for the 6 months to 30 June 2001 were published in the HBOS plc 30 June 2001 Pro-Forma Interim Results Announcement. These results have been adjusted by certain reclassifications and accounting policy alignments, which are consistent with those previously disclosed as being applied to the full year 2001 results. These adjustments have no impact on the Group Balance Sheet and Profit and Loss Account reported for the full year ended 31 December 2001. There are some reclassifications between divisions. The impact of these adjustments on the Profit and Loss Account for the half year period to 30 June 2001, Total Assets at 30 June 2001 and Shareholders' Funds at 30 June 2001 is shown in Appendix 2.

HBOS plc GROUP INTERIM RESULTS: COMPARATIVES TO 30 JUNE 2001

Table 1 – Consolidated Profit and Loss Account

	Half year ended 30 June 2001 Restated** £m	Half year ended 31 December 2001 £m	Year ended 31 December 2001 Restated* £m
Interest receivable			
- Interest receivable and similar income arising from debt securities	834	592	1,426
- Other interest receivable	7,101	7,588	14,689
	7,935	8,180	16,115
Interest payable	(5,921)	(6,039)	(11,960)
Net interest income	2,014	2,141	4,155
Fees and commissions receivable	928	993	1,921
Fees and commissions payable	(242)	(275)	(517)
Dealing profits	29	53	82
Other operating income***	594	619	1,213
Net operating income (all from continuing operations)	**3,323**	**3,531**	**6,854**
Administrative expenses	(1,345)	(1,622)	(2,967)
Depreciation and amortisation			
- Tangible fixed assets	(122)	(138)	(260)
- Operating lease assets	(111)	(99)	(210)
- Goodwill amortisation	(34)	(34)	(68)
	(267)	(271)	(538)
Operating expenses****	(1,612)	(1,893)	(3,505)
General insurance claims	(31)	(37)	(68)
Provisions for bad and doubtful debts	(287)	(321)	(608)
Amounts written off fixed asset investments	(10)	(11)	(21)
Operating profit (all from continuing operations)	**1,383**	**1,269**	**2,652**
Before exceptional items	1,381	1,418	2,799
Exceptional items	2	(149)	(147)
Share of operating profits of joint ventures	12	8	20
Share of operating profits of associated undertakings	9	7	16
Merger costs – exceptional	(61)	(15)	(76)
Profit on ordinary activities before taxation	**1,343**	**1,269**	**2,612**
Before exceptional items	1,402	1,433	2,835
Exceptional items	(59)	(164)	(223)
Tax on profit on ordinary activities	(384)	(371)	(755)
Profit on ordinary activities after taxation	**959**	**898**	**1,857**

* The impact of restatements arising from new accounting pronouncements on the results for the 12 months to 31 December 2001 is summarised in Appendix 1, Table A.

** The impact of restatements and other adjustments to the Pro-Forma Results for the half year to 30 June 2001 is summarised in Appendix 2, Table A.

*** Includes exceptional income of £27 million in the half year to 30 June 2001.

**** Includes exceptional costs of £25 million in the half year to 30 June 2001 and £149 million in the half year

to 31 December 2001.

HBOS plc GROUP INTERIM RESULTS: COMPARATIVES TO 30 JUNE 2001 (Cont'd)

Table 1 - Consolidated Profit and Loss Account (Continued)

	Half year ended 30 June 2001 Restated** £m	Half year ended 31 December 2001 £m	Year ended 31 December 2001 Restated* £m
Profit on ordinary activities after taxation	**959**	**898**	**1,857**
Before exceptional items	1,018	1,021	2,039
Exceptional items	(59)	(123)	(182)
Minority interests:			
(equity)	(42)	(35)	(77)
(non-equity)	(49)	(45)	(94)
Profit attributable to Shareholders	**868**	**818**	**1,686**
Dividends			
- Preference	19	18	37
- Ordinary***	328	665	993
	347	683	1,030
Retained profit	**521**	**135**	**656**
Underlying earnings per share	27.0p	26.9p	53.9p
Basic earnings per share	24.0p	22.6p	46.6p
Diluted earnings per share	23.9p	22.3p	46.2p

There were no material gains or losses other than the profit shown.

It is estimated that Group profit on ordinary activities before taxation and retained profit calculated solely on a historical cost basis would not differ materially from those stated in the consolidated profit and loss account above.

* The impact of restatements arising from new accounting pronouncements on the results for the 12 months to 31 December 2001 is summarised in Appendix 1, Table A.

** The impact of restatements and other adjustments to the Pro-Forma Results for the half year to 30 June 2001 is summarised in Appendix 2, Table A.

*** Ordinary dividends in the half year to 30 June 2001 includes £122 million in respect of the Interim dividend declared by Bank of Scotland Group prior to the merger. This amount is reduced by £2 million resulting from the waiver of dividends by the QUEST which took place subsequent to the dividends being accrued but before the ex-dividend date. In addition the Interim dividend includes the £208 million dividend paid by HBOS plc on 31 October 2001 to former Halifax Group plc shareholders.

HBOS plc GROUP INTERIM RESULTS: COMPARATIVES TO 30 JUNE 2001 (Cont'd)

Table 2 – Consolidated Balance Sheet

	30 June 2001 Restated** £m	31 December 2001 Restated* £m
Assets		
Cash and balances at central banks	1,052	1,150
Items in course of collection	1,025	983
Treasury bills and other eligible bills	2,213	4,071
Loans and advances to banks	16,090	12,929
Loans and advances to customers	186,404	201,034
Less: non-returnable finance	(3,231)	(3,141)
	183,173	197,893
Operating lease assets	1,810	2,042
Debt securities	37,620	42,449
Equity shares	176	224
Interest in joint ventures		
Share of gross assets	2,089	2,214
Share of gross liabilities		

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:55 16 Jul 2002
Number	7190Y

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme,on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 532

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 539.91p

13) Date of transaction: 16th July 2002

14) Date company informed: 16th July 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,836,103 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

Company	Aviation Partners Worldwide PLC
TIDM	AVW
Headline	Temporary Suspension
Released	11:10 18 Jul 2002
Number	8048Y

For immediate release **18 July 2002**

AVIATION PARTNERS WORLDWIDE PLC
("APW" or the "Company")

Acquisition of Aviation Assets

and

Suspension of dealings pending publication of the Admission Document

Relating to the Acquisition

The Board of Aviation Partners Worldwide PLC is pleased to announce that it has today agreed in principle with Halifax Bank of Scotland ("HBOS") as lender and PriceWaterhouse Coopers (PWC) as Receivers of Chauffair Limited subject to contract and formal credit committee approval, the acquisition of a number of commercial aircraft and associated assets ("the Assets") from Chauffair Limited (in Administrative Receivership) and for the provision of the necessary banking facilities from HBOS ("the Transaction").

Due to the size of the Transaction in relation to that of APW, the Transaction amounts to a "Reverse Takeover" and, accordingly, under the AIM Rules, dealings in the Company's Ordinary Shares on the AIM have, at the Company's request, today been suspended, pending the publication of the Admission Document relating to the re-admission of the Company's Ordinary Shares to trading on AIM.

Details of Transaction

The Assets being acquired principally comprise three HS 125 and one Citation V jet aircraft, at an approximate valuation of £15 million (inclusive of the current maintenance programmes to bring the aircraft up to full airworthiness standards). It is proposed that the finance for this purchase will be provided in the form of Aircraft mortgage and other loan facilities totalling up to £15.2 million from HBOS, who it is proposed will also provide a working capital facility of up to £800,000 by way of a term facility. The banking facilities are subject to the satisfaction of certain conditions precedent.

The Company plans over the coming months to: (1) complete its application for JAR 145 approval as a CAA approved maintenance facility to maintain both the Assets and other aircraft, (2) bring the aircraft acquired up to airworthiness standards which principally entails various avionics upgrades and routine maintenance, (3) complete the implementation of the necessary infrastructure to commence operations and (4) bring the aircraft into operation generating revenues from one-off and longer-term charter arrangements.

Reasons for the Transaction

As previously reported to shareholders, the Company has been seeking to acquire a business within the aviation sector that would provide the opportunity of building a business with the aim of restoring value to the Company and its shares. The directors believe that the Transaction provides an important first step in this objective.

The Directors believe also that there is a good market for corporate jet charters and that they will consequently be able to establish a business which is able to make a positive contribution to the Group within a reasonable period of time. The involvement of HBOS is an important feature of the Transaction and the Directors are pleased to have them as partners.

Further Information

An Admission Document relating to the Transaction will be sent to Shareholders and a further announcement made in due course.

18 July 2002

Contact :

Warren Seymour	Aviation Partners Worldwide	Tel: 07803 183960
Roland Cornish Noélle Greenaway	Beaumont Cornish Limited	Tel: 020 7628 3396
Geoffrey Hoodless Peter Greenhalgh	Hoodless Brennan & Partners	Tel: 020 7538 1166

END

Company	Lupus Capital PLC
TIDM	LUP
Headline	Notification of Interest
Released	15:18 19 Jul 2002
Number	8920Y

FOR IMMEDIATE RELEASE 19 July 2002

LUPUS CAPITAL PLC ("Lupus" or the "Company")

Notification of Interest

Following notification by Insight Investment on 19 July 2002, Lupus announces that HBOS plc and its subsidiaries have the following interests in its share capital:

	Ordinary Shares	% of issued share capital
Equitable Life Assurance Society	9,150,000	5.37%
Clerical Medical Investment Management	7,769,518	4.56%

END

Company website

Company Wagon PLC
TIDM WAGN
Headline Holding(s) in Company
Released 12:32 22 Jul 2002
Number 9400Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Wagon plc

2) Name of shareholder having a major interest

HBOS Plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd A/C CMIG 2340 90,252

St James's Place UK Plc SJP RF 32 409,000

St James's Place UK Plc SJP RF 42 212,000

St James's Place UK Plc SJP RF 59 101,000

St James's Place International Plc SJPI RF 62 688,000

5) Number of shares/amount of stock acquired

Not provided

6) Percentage of issued class

Not provided

7) Number of shares/amount of stock disposed

Not provided

8) Percentage of issued class

Not provided

9) Class of security

25p Ordinary Shares

10) Date of transaction

18 July 2002

11) Date company informed

22 July 2002

12) Total holding following this notification

1,500,252

13) Total percentage holding of issued class following this notification

2.85%

14) Any additional information

15) Name of contact and telephone number for queries

Carolyn Humpherson 01926 475 005

16) Name and signature of authorised company official responsible for making this notification

Date of notification **22 July 2002**

END

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britannic group

Company	BRITANNIC GROUP PLC
TIDM	BRT
Headline	Holding(s) in Company
Released	15:15 19 Jul 2002
Number	8825Y

RNS Number:8825Y
BRITANNIC GROUP PLC
19 July 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

BRITANNIC GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE NOTIFICATION BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

ORDINARY 5 PENCE SHARES

10) Date of transaction

17 JULY 2002

11) Date company informed

19 JULY 2002

12) Total holding following this notification

8,061,214

13) Total percentage holding of issued class following this notification

4.1%

14) Any additional information

15) Name of contact and telephone number for queries

P GRIFFIN-SMITH
01564-202216

16) Name and signature of authorised company official responsible for making this notification

ANNA EAST, COMPANY SECRETARY

Date of Notification 19 JULY 2002

LETTER TO BRITANNIC GROUP PLC - DATED 17TH JULY 2002

Pursuant to Section 198 of the Companies Act 1985.

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended, on behalf of HBOS PLC we give notice that HBOS Plc and its subsidiaries have a material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund -	Registered Holder
0434256	724,681	Ord GBP 0.05	2304	Chase Nominees Ltd A/C CMIG2304
0434256	884,499	Ord GBP 0.05	2314	Chase Nominees Ltd A/C CMIG2314
0434256	250	Ord GBP 0.05	AD0008	Pershing Keen Nominees
0434256	181,257	Ord GBP 0.05	HLBA	Morgan Nominees
0434256	161,217	Ord GBP 0.05	HLFO	Morgan Nominees
0434256	7,330	Ord GBP 0.05	HPBA	Morgan Nominees
0434256	5,794	Ord GBP 0.05	HPFO	Morgan Nominees
0434256	191,622	Ord GBP 0.05	HXLFE	Morgan Nominees
0434256	7,234	Ord GBP 0.05	HXPEN	Morgan Nominees
0434256	500	Ord GBP 0.05	PP1117	HSBC Global Nominees (UK) Ltd A/C 744285
0434256	1,000	Ord GBP 0.05	PP2352	HSBC Global Nominees (UK) Ltd A/C 744285
0434256	686,000	Ord GBP 0.05	SJP RF79	St James's Place UK Plc
0434256	400,000	Ord GBP 0.05	SJP RF82	St James's Place UK Plc
0434256	30,000	Ord GBP 0.05	SJP RF83	St James's Place UK Plc
0434256	248,000	Ord GBP 0.05	SJP RF91	St James's Place UK Plc
0434256	25,000	Ord GBP 0.05	SJP RF92	St James's Place UK Plc
0434256	6,830	Ord GBP 0.05	UKTRA0	CMI UK Tracker Fund
0434256	4,500,000	Ord GBP 0.05	WPUKEQ	Chase Nominees Ltd A/C CMIG MAIN

HBOS plc's material interest is now 8,061,214 which is 4.10% of the shares in issue.

FROM INSIGHT INVESTMENT

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Utd Utilities-Amendt
Released	11:00 23 Jul 2002
Number	9865Y

Party Making Disclosure: HBOS plc:

The issuer advises that: The Rule 8 - United Utilities Plc announcement released on 22nd May 2002 at 11:19 under RNS No. 2624W was released in error and should be disregarded.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Interim Results - Part 1
Released	07:01 25 Jul 2002
Number	0960Z

25th July 2002

HBOS plc Interim Results 2002

Stock Exchange Announcement

Contents

HBOS plc June 2002 Interim Results

"HBOS is delivering on its most important promise – profitable growth"

James Crosby

Financial Highlights

- Profit before tax (and exceptional items) ahead by 13% to £1,578m
- Underlying earnings per share increase by 9% to 29.3p with the interim dividend up 5% to 9.8p in line with our previously stated policy of increasing dividend cover to 2.5 times
- Return on equity up to 16.9% (16.3% H2 2001)
- Profits in Retail up 18%, Corporate Banking up 22% and Treasury up 62%. Business Banking unchanged, Insurance & Investment down 6%
- Group net interest margin stable at 1.72%
- Efficiency gains as the cost:income ratio falls to 44.3% from 46.8% for the whole of 2001
- Merger on target; first half merger synergies of £64m
- Credit quality sound across all businesses; increases in provisions substantially track asset growth in each division
- Capital ratios strengthen as the Tier 1 ratio rises to 8.5% and the Total Capital ratio to 11.0%

Performance Highlights

- HBOS is on track to meet all 2002 published business targets
- 31% share of the UK's net mortgage lending, against a target of 25%
- 600,000 new credit card accounts and 600,000 new bank accounts; credit card outstandings increase 19%, current account credit balances up 22%
- Savings and banking balances up £3.6bn; 27% share of cash ISAs, share of total liquid savings rises to 15.6%
- Intelligent Finance's sales accelerate and contribute £3.5bn to total net mortgage advances; on track for breakeven by the end of 2003
- Business Banking lending increases 6% to £20.1bn as the attack on the traditional competition begins in earnest
- Corporate Banking lending grows by 11% to £39.3bn as the focus on returns helps drive up margins to 179 bps (169 bps H2 2001)
- Strong growth in trading income and wholesale funding drives a substantial improvement in Treasury performance particularly against a poor first half in 2001
- Bancassurance sales up 95%; investment product sales overall advance 18%; a resilient performance by Clerical Medical (up 3%)
- Improved cross-selling and higher retail volumes push general insurance premium income 25% higher

Chief Executive's Report

Profitable growth in tough markets

These results confirm HBOS's ability to convert volume growth into profitable growth for shareholders.

Our distinctive pro-competition strategy continues to deliver strong sales and lending growth; both achieved without any compromise on business or credit quality.

Our commitment to sustainable pricing is reflected in robust margins whilst the absolute reduction in costs, as against the second half of last year, shows that we are achieving the efficiency gains so critical to creating superior value for our shareholders.

Ours is not just a strategy for growth but a strategy that, despite the difficult market background, is delivering profitable growth. Profits before tax and exceptionals rose by 13% to £1,578m whilst underlying earnings per share increased by 9% as compared with the same period in 2001.

Profits in Retail (up 18%), Corporate (up 22%) and Treasury (up 62%) have been the engines of growth so far this year. Whilst Business Banking's existing businesses performed well, profits were unchanged; held back by the scale of investment made in delivering SME services across England and Wales. Despite good underlying growth, reported profits in the Insurance & Investment Division have been impacted by stockmarkets and non-recurring items in St James's Place and profits here fell by 6%.

Financial strength in an uncertain world

Halifax and Bank of Scotland came together as HBOS to reinforce each other's growth strategies. In an increasingly uncertain world we recognised that these opportunities could not be exploited to the full other than from the position of unrivalled financial strength. The £1.5bn of equity raised in the first half significantly improved our core balance sheet ratios; the Tier 1 ratio at 30 June 2002 was 8.5% and the Risk Asset ratio was 11.0% up from 7.9% and 10.6% respectively at the year end. In consequence, on June 12th, Standard & Poor's, the rating agency, revised its outlook of HBOS plc to 'stable' from 'negative'.

Clerical Medical continues to benefit from its comparative financial strength. Allowing for the capital earmarked for the investment businesses at the time of the equity placing, the estimated free asset ratio at the half year was less than 1% lower than the equivalent figure at the start of the year.

The Board is declaring an interim dividend of 9.8p, 5% higher than last year in line with our progressive dividend policy based upon increasing dividend cover to 2.5 times. This policy balances the need to retain capital to support our growth plans and our objective of 20% ROE by 2004.

Sound credit quality

Credit quality is sound. As a percentage of advances, non-performing assets declined in each retail product line. Across Business Banking and Corporate Banking they were stable. The prudence of our provisioning has been maintained. Across HBOS as a whole the provisions charge was 0.18% of average advances as against 0.17% in the second half of 2001.

Robust margins

Sustainable pricing requires the elimination of back book issues wherever they exist. We have previously suffered the pain of facing into such issues but now the reward is very clear; much more stable margins. The absence of any base rate movement meant that, despite reduced mortgage discounting, the short term costs associated with taking more than our share of a much larger mortgage market, saw the retail margin just 4 bps lower (excluding Intelligent Finance). Increases in the Corporate and Business net interest margins ensured that the Group net interest margin was unchanged at 1.72%. Our experience in the first half leads us to reaffirm our view that for all our banking businesses the near term outlook is for either broadly stable or improving margins.

Merger on target

As expected our merger is working well. In December we increased the target for synergies to £690m from £620m, with £130m of synergies to be reported in 2002. We are on track to match or beat these targets and have realised £64m of synergies in the first half of 2002. £69m of exceptional costs associated with the merger have also been charged during the half year.

Costs fall

In total, first half underlying operating expenses were 3% below those recorded for the second half of 2001 and the Group cost income ratio fell to 44.3% against 46.8% for 2001 as a whole. Merger cost synergies will accelerate in the second half and will ensure that cost growth falls below our published target of 6% for the year as a whole. Indeed, we expect to deliver against all four divisional targets, in Retail, Corporate, IID and Treasury.

Divisional Performance: Retail

Volume growth has driven profits: up 18% to £671m at the half year. Pricing pressures in mortgages eased as HBOS led the way in reducing discounts. The Retail net interest margin (excluding Intelligent Finance) was stable, 4 bps lower than in the second half of last year. Current trading is consistent with broadly stable margins in the balance of the year.

First half costs showed no increase on the average for 2001 as a whole, as tight cost control and merger synergies enabled us to hold staff costs and reduce technology spend. We are on target to achieve our 3% cost growth target for 2002 as a whole.

Scale and processing power coupled with HBOS's strong mortgage brands saw us take a 31% share of net mortgage lending in the first half, well ahead of our published target of 25%. First half sales of over 600,000 credit card accounts (up 12%) and over 600,000 bank accounts (credit balances up 22% in six months) ensures that we are well on target to achieve our 20% target market share for both new bank accounts and credit cards in 2002.

Intelligent Finance contributed £3.5bn to net mortgage lending and continued to make good progress on both sides of its balance sheet. It remains on target to break even at the end of 2003.

Despite a transfer of £1.2bn from deposits into investment products we achieved an inflow across our mainstream savings and banking products of £3.6bn - increasing our share of Household Sector Liquid Assets to 15.6%. HBOS continues to lead the rapidly growing cash ISA market with a 27% market share.

Insurance & Investment

We achieved good growth in both sales and profits in our general insurance businesses. Improvements in cross-sell performance coupled with strong lending growth were reflected in a 25% increase in sales (by premium) and a 17% increase in policy numbers. Sales

of Household and Repayment insurance rose by 15% and 25% whilst esure, our new motor insurance joint venture with Peter Wood, is providing a new impetus for growth with sales increasing by 82%. Insurance profits increased by 9% to £191m as compared with the first half in 2001.

Our most profitable investment business, bancassurance, is growing strongly. Offering only transparent products which deliver value for money (all our bancassurance life and pension products operate with a single management fee), sales through in-branch personal advisers, non-advice "Direct Offer" sales and the production of the Bank of Scotland Investment Service salesforce, have exceeded expectations, combining to deliver sales 95% ahead of the same period last year.

In difficult markets, sales through our IFA business, Clerical Medical, also proved particularly resilient, exceeding those achieved in the first half of 2001 by 3%.

Profits for the investment businesses were down 18% at £189m. Our bancassurance and IFA businesses fared well, despite the impact of lower stockmarkets and, were it not for £46m of non-recurring items at St James's Place, profits would have been broadly unchanged (up 2% at £235m).

Business Banking

As momentum builds behind our attack on the traditional providers of SME products and services in England and Wales, Business Banking is achieving good growth in both lending (up 6%) and deposits (up 10%) since the year end. Whilst margins have increased slightly there has been very little deterioration in credit experience with the provisions charge running at 0.35% of average advances (0.33% in the second half of 2001), whilst non-performing assets were unchanged at 2.7% of advances at 30 June 2002.

As we expand into England and Wales, operating expenses in this division are necessarily increasing at a rapid rate (up 21%). This principally reflects the recruitment of in excess of 1,000 people, significantly extending our capability in SME services. We have now established a Business Banking presence in 80 locations and we have seen considerable early successes in generating and converting leads within the Halifax Retail network.

We strongly believe that the Competition Commission's intervention into SME banking services will do little or nothing for competition in the sector. Price controls generally operate in favour of the incumbent players. However, it is already clear that HBOS's simple value-based service offers customers just the sort of choice needed to break the traditional banks' stranglehold.

(Page 7)

Corporate Banking

In a generally less competitive environment with improving lending margins and less aggressive deal structures, Corporate Banking increased profits by 22% to £323m. Lending increased by 11% to £39.3bn.

Non-performing assets represent 1.6% of advances, the same as at December 2001. The provisions charge in Corporate Banking is also similar to that sustained in the second half of last year at 0.35% of average advances as against 0.34%. Provisions are again well spread with our five largest specific provisions amounting to £46m.

Our conscious decision to steer clear of low margin commodity transactions and our increasing success in selling down underwritten transactions has resulted in much slower growth than that recorded in 2001 but is already improving returns. As we focus ever harder on driving up returns in Corporate so growth will moderate, gradually subsiding towards the level, which can be self-financed by the division.

Treasury

Profits in our Treasury business rose 62% to £128m versus a year earlier and were 42% higher than achieved in the second half of 2001. Strong volume growth in our money market activities, coupled with favourable market conditions and good growth in trading income largely accounted for the significant improvement compared with a disappointing first half in 2001. It is however unlikely that trading conditions will be quite so favourable in the second half.

We have made excellent progress in integrating the Bank of Scotland and Halifax Treasury operations and our Treasury is now trading under its new name: HBOS Treasury Services plc. A conservative strategy focused primarily on developing high quality earnings from customer "flow" business resulted in no provisions across all Treasury's continuing businesses in the first half.

BankWest

BankWest profits were stable year on year. Strong growth in mortgage lending and expansion in interstate markets was achieved in an environment of continued competitive pressure and a steeply rising interest rate yield curve.

Prospects

A spate of corporate scandals, international instability and continued fall out from the demise of the "new economy" have shattered confidence in stockmarkets. So much so that in the UK, equity dividend yields are now higher in relation to gilt yields than at any time since December 1974. It would be foolish indeed to attempt to call the bottom with any confidence. But the market consists mostly of substantial businesses with good balance sheets and cashflows. With the benefit of hindsight therefore it seems likely that the Summer of 2002 will prove to have been a good time to invest in UK PLC.

Away from the stockmarket, the UK economy appears to be in reasonable health. But doubts over the strength of any recovery, particularly in manufacturing, signs of slowing demand from consumers and the absence of material inflationary pressures, suggest that interest rates are unlikely to rise far, if at all, in the near term.

(Page 8)

In the housing market there are real supply and pricing pressures in London and the South East, but this is not an accurate reflection of the conditions UK-wide. In fact, the UK personal sector commitment to housing finance (costs as a percentage of earnings) is still less than half its 1991 peak and entirely consistent with the thirty year trend. In the near term a significant rise in unemployment still seems

an unlikely prospect and with supply shortages likely to persist, we expect growth in house prices through 2003, albeit at a much lower and more sustainable rate than seen in 2001 and 2002.

As yet there are no signs of any deterioration in retail credit conditions and we continue to expect a comparatively benign experience in this cycle. Although business confidence is higher than in the second half of 2001 credit experience has not yet started to improve. Much depends on the extent of any pickup in the economy later in the year.

HBOS was born of the desire to create superior value for shareholders through the aggressive execution of a uniquely pro-competition strategy. These results demonstrate that this strategy does not just deliver growth; it delivers profitable growth.

Financial Highlights

	Half year ended 30 June 2002 £m	Half year ended 30 June 2001 £m	Half year ended 31 December 2001 £m	Year ended 31 December 2001 £m
Divisional profit before tax [1]				
Retail Banking	**671**	570	635	1,205
Insurance & Investment	**380**	406	386	792
Business Banking	**153**	151	155	306
Corporate Banking	**323**	264	259	523
HBOS Treasury Services	**128**	79	90	169
BankWest	**40**	39	41	80
Group Items	**(117)**	(107)	(133)	(240)
	1,578	1,402		

Company	HBOS PLC
TIDM	HBOS
Headline	Interim Results - Part 2
Released	07:01 25 Jul 2002
Number	0961Z

Financial Review

Group profit before tax increased by £176m to £1,578m before charging HBOS integration costs of £69m, as shown below:

	Half year ended 30 June 2002 £m	Half year ended 30 June 2001 £m	Half year ended 31 December 2001 £m	Year ended 31 December 2001 £m
Group profit before tax	**1,509**	1,343	1,269	2,612
Add back:				
- Merger deal costs	**-**	61	15	76
- Merger integration costs	**69**	-	132	132
- Other	**-**	(2)	17	15
Group profit before tax and exceptional items	**1,578**	**1,402**	**1,433**	**2,835**

Divisional financial performance is aggregated within the following tables:

Half year ended 30 June 2002	**Retail Banking**	**Insurance & Investment**	**Business Banking**	**Corporate Banking**	**Treasury**	**Bank West**	**Group Items**	**Total**
	£m	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**
Net interest income	1,446	18	305	344	103	78	-	**2,294**
Non-interest income	339	500	266	202	71	39	-	**1,417**
Operating income	1,785	518	571	546	174	117	-	**3,711**
Operating expenses *	(957)	(89)	(362)	(94)	(43)	(71)	(117)	**(1,733)**
General Insurance Claims	-	(43)	-	-	-	-	-	**(43)**
Operating profit before provisions*	828	386	209	452	131	46	(117)	**1,935**
Provisions for bad & doubtful debts:								
Specific	(166)	-	(61)	(122)	(3)	(4)	-	**(356)**
General	(4)	-	(7)	(10)	-	(2)	-	**(23)**
Amounts written off fixed asset investments	-	(1)	(3)	(3)	-	-	-	**(7)**
Share of profits of associates and joint ventures	13	(5)	15	6	-	-	-	**29**
Profit before tax *	**671**	**380**	**153**	**323**	**128**	**40**	**(117)**	**1,578**

* Excluding exceptional items

Underlying earnings per share before exceptional items and goodwill amortisation increased 9% to 29.3p (2001 27.0p) and the proposed interim dividend is 9.8p, which is 5% higher than the previous financial year. The interim dividend will be paid on 25 October 2002 to shareholders on the register at the close of business on 16 August 2002.

Group operating profit before provisions for bad and doubtful debts and exceptional items but after amounts written off fixed asset investments increased by 16% to £1,928m.

Group Net Interest Income

Group net interest income, increased by £280m to £2,294m.

	Half year ended 30 June 2002 £m	Half year ended 30 June 2001 £m	Half year ended 31 December 2001 £m	Year ended 31 December 2001 £m
Interest receivable	**7,465**	7,935	8,180	16,115
Interest payable	**(5,171)**	(5,921)	(6,039)	(11,960)
Net interest income	**2,294**	2,014	2,141	4,155
Average balances				
Interest earning assets:				
- Loans and advances	**223,409**	175,075	191,754	184,854
- Securities and other liquid assets	**46,296**	52,586	55,280	53,912
	269,705	227,661	247,034	238,766
Net interest margin	**1.72%**	1.78%	1.72%	1.74%

The movement in the Group net interest margin is analysed below (more detail is provided in the Divisional reports/sections).

Movement in Group Net Interest Margin	**Basis Points**
Retail Banking	**(3)**
Business Banking	**1**
Corporate Banking	**2**
Treasury	**-**
BankWest	**-**
	-

Non-Interest Income

Non-interest income excluding exceptional items increased by £135m, 11%, to £1,417m.

	Half year ended 30 June 2002 £m	Half year ended 30 June 2001 £m	Half year ended 31 December 2001 £m	Year ended 31 December 2001 £m
Fees and commissions receivable	**1,001**	928	993	1,921
Fees and commissions payable	**(305)**	(242)	(275)	(517)
Dealing profits	**85**	29	53	82
Profit on sale of investment securities	**16**	27	18	45
Other operating income				
Income from long term assurance business*	**195**	225	218	443
General insurance premium income	**177**	117	148	265
Operating lease rental income	**213**	180	189	369
Other	**35**	18	46	64
	1,417	**1,282**	**1,390**	**2,672**

* Excluding exceptional income in the half year to 30 June 2001 of £27m within St. James's Place Capital.

The movement in non-interest income is attributable to the various divisions as follows:

Movement in Non-interest Income	£m
Retail Banking	**23**
Insurance & Investment	**(14)**
Business Banking	**35**
Corporate Banking	**34**
Treasury	**57**
BankWest	**-**
	135

Operating Expenses

Total operating expenses excluding exceptional items increased by £146m, 9%, to £1,733m.

	Half year ended 30 June 2002 £m	Half year ended 30 June 2001 £m	Half year ended 31 December 2001 £m	Year ended 31 December 2001 £m
Staff	**752**	679	746	1,425
Accommodation, repairs and maintenance	**167**	138	160	298
Technology	**185**	152	212	364
Marketing and communication	**165**	167	193	360
Depreciation:				
Tangible fixed assets	**130**	122	138	260
Operating lease assets	**124**	111	99	210
Goodwill Amortisation	**42**	34	34	68
Other	**168**	184	162	346
Total*	**1,733**	**1,587**	**1,744**	**3,331**

* Excluding exceptional items of £69m (half year to June 2001 £25m, year to December 2001 £174m).

The increase in expenses is attributable to the Divisions as follows:

Movement in Expenses	£m	% increase
Retail Banking	34	4
Insurance & Investment	7	9
Business Banking	63	21
Corporate Banking	21	29
Treasury	4	10
BankWest	7	11
Group Items	10	9
	146	**9**

The underlying cost:income ratio excluding exceptional items, goodwill amortisation and after netting operating lease depreciation against operating lease income (as in previous years) improved to 44.3% (2001 45.9%), as shown in the table below:

	Half year ended 30 June 2002 £m	Half year ended 30 June 2001 £m	Half year ended 31 December 2001 £m	Year ended 31 December 2001 £m
Operating expenses	**1,802**	1,612	1,893	3,505
Exceptional items	**(69)**	(25)	(149)	(174)
	1,733	1,587	1,744	3,331
Goodwill amortisation	**(42)**	(34)	(34)	(68)
Operating lease depreciation	**(124)**	(111)	(99)	(210)
Underlying operating expenses	**1,567**	1,442	1,611	3,053
Net operating income	**3,711**	3,323	3,531	6,854
Exceptional items		(27)		(27)
Amounts written off fixed asset investments	**(7)**	(10)	(11)	(21)
General insurance claims	**(43)**	(31)	(37)	(68)
Operating lease depreciation	**(124)**	(111)	(99)	(210)
Underlying operating income	**3,537**	3,144	3,384	6,528
Cost:income ratio	**44.3%**	**45.9%**	**47.6%**	**46.8%**

Underlying operating expenses, excluding exceptional items, goodwill amortisation and after netting operating lease depreciation against operating lease income (as in previous years) increased by 9% but were lower than in the second half of 2001.

Balance Sheet Growth

As at 30 June 2002	Retail Banking	Business Banking	Corporate Banking	Treasury	Bank West	Total
	£bn	£bn	£bn	£bn	£bn	£bn
Loans & Advances to Customers						

Company	BT Group PLC
TIDM	BT.A
Headline	BT wins contracts
Released	12:00 25 Jul 2002
Number	1136Z

BT WINS £200 MILLION WORTH OF BUSINESS

BT today announced that it has won contracts with four major companies.

The deals, worth £200 million, were signed with banking giants HBOS and Barclay's, BAA, and the leading plant and crane hire company, Hewden Stuart.

BT's biggest ever voice services contract has been signed with high street bank HBOS.

A second major voice services deal worth £50 million has been struck with the world's leading airport company, BAA.

The three year HBOS contract will cover the whole of the bank's voice telephony service, guaranteeing the bank's targeted efficiency savings.

HBOS awarded the complete package to BT to ensure a consistent level of service from one company and the ability to upgrade to 'new wave' technology in the future. The bank, which was formed by the merger of Halifax and the Bank of Scotland, will benefit from a substantial group saving across the whole range of BT products and services.

The deal with BAA is to supply and manage all voice communications at Heathrow, Gatwick and Stansted airports and BAA's corporate headquarters in London. As part of the five-year deal, BT will deliver and manage voice communications and paging services to BAA's 8000 employees.

This innovative outsourcing contract covers more than 15,500 extensions in areas including Customs and Excise, the emergency services, retail outlets, check-in desks and baggage handling.

BAA, together with its business partners, will benefit from one point of contact for all voice queries across its different offices and airports. BT is providing a 24/7 helpdesk service for all users, which can be used to place new orders as well as report problems and clarify billing queries.

In addition to HBOS, a second banking giant, Barclays, has agreed a £39 million contract with BT to manage the company's core local area network – BT's biggest LAN deal to date.

Under the contract Barclay's entire LAN infrastructure will be outsourced to BT– allowing Barclays to concentrate on its core business.

The deal, which has taken two years to come to fruition, will initially provide 24,000 LAN ports spread over 16 locations including the bank's London head office. The win is an important one, as traditionally the LAN market has been dominated by other suppliers.

BT was chosen over five other bidders for the contract, having already successfully won a deal to supply wide area network (WAN) services to Barclays. The contract opens up a huge potential for further growth, including extending the LAN to Barclays' 2000 branches.

In addition, Hewden Stuart, the UK's leading plant and crane hire company, has entered into an outsourcing contract with BT worth £13 million. BT are now responsible for the delivery of Hewden Stuart's UK infrastructure, IT services and systems maintenance. BT has supplied Hewden Stuart with Agile Office and Contact Central packages.

Contact Central, which is a call-centre solution, has allowed the company to consolidate five customer databases down to two, which means searching for customer information is much quicker.

Agile Office, developed in partnership with Microsoft, means BT has assumed responsibility for all of the Hewden Stuart's computers and maintenance allowing them to focus on their core business.

BT are continuing to work closely with Hewden Stuart in helping to develop their e-business and applications to support the growth of Hewden Stuart core business.

Pierre Danon, chief executive officer of BT Retail, said: "We are delighted to announce these new contracts, won against stiff competition which are further evidence that BT is able to provide the communications solutions that the UK' s major companies want to help them be successful in their own sectors.

"The HBOS deal is the biggest voice contract BT has ever won. These 'wins' highlight the fact that we are continuing to focus on defending our core market voice products, as well as making great strides into 'new-wave' market, which is a key component of our revenue growth strategy."

BT Ignite – BT's business services and solutions division, serving customers worldwide – developed the technology-driven initiatives.

Neil Rogers, president of BT Ignite Solutions, said: "Businesses across the UK are choosing to work with BT owing to our expertise in both voice and data technology. Through our work with existing customers, we have proved that we can deploy and manage sophisticated technology solutions that will deliver measurable financial benefits to a business."

Inquiries about this news release should be made to the BT Retail Press Office. Contact Michael Jarvis on 020 73566045 or Jonathan Carter on 020 73564523.

END

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Company	Bellway PLC
TIDM	BWY
Headline	Holding(s) in Company
Released	11:45 29 Jul 2002
Number	2295Z

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bellway plc

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd a/c CMIG2304	1,400,675
Chase Nominees Ltd a/c CMIG2314	701,001
Chase Nominees Ltd a/c CMIG 2340	243,000
Pershing Keen Nominees	1,000
Pershing Keen Nominees	1,000
St James's Place UK plc	200,000
CMI UK Tracker Fund	87,902
CMI UK Tracker Fund	3,186
Chase Nominees Ltd a/c CMIG MAIN	1,877,700
	4,515,464

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class

Not disclosed

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

Not disclosed

9) Class of security

Ordinary 12.5p

10) Date of transaction

Not disclosed

11) Date company informed

29th July 2002
12) Total holding following this notification

4,515,464

13) Total percentage holding of issued class following this notification

4.10%

14) Any additional information

Not applicable

15. Name of contact and telephone number for queries

Kevin Wrightson - 0191 217 0717

16) Name and signature of authorised company official responsible for making this notification
Kevin Wrightson Date of notification **29th July 2002**

END

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Company	BRIT Insurance Holdings PLC
TIDM	BRE
Headline	Holding(s) in Company
Released	17:18 29 Jul 2002
Number	2521Z

RNS Number:2521Z
BRIT Insurance Holdings PLC
29 July 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

BRIT INSURANCE HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC AND SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS PER Q2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

NOTIFIED HOLDING OF 26,239,382 SHARES

6) (6.14%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 25P

10) Date of transaction

11) Date company informed

29/07/2002

12) Total holding following this notification

26,239,382

13) Total percentage holding of issued class following this notification

6.14% (BASED ON ISSUED SHARE CAPITAL OF 427,358,140 ORDINARY SHARES OF 25P)
(EXCLUDES ANY CONVERSION OF CONVERTIBLE UNSECURED SUBORDINATED LOAN STOCK 2008 TO ORDINARY SHARES)

14) Any additional information

15) Name of contact and telephone number for queries

MR P.J. GODDARD
020 7984 8741

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 29 JULY 2002

LETTER TO BRITISH INSURANCE HOLDINGS PLC

DATED 26TH JULY 2002

On behalf of HBOS Plc

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended on behalf of HBOS Plc we give notice that HBOS Plc and its subsidiaries have a material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund - Registered Holder	
0099600	10,665,508	Ord GBP 0.25	2314	Chase Nominees Ltd A/C CMIG2314
0099600	2,298,085	Ord GBP 0.25	HLBA	Morgan Nominees
0099600	2,028,325	Ord GBP 0.25	HLFO	Morgan Nominees
0099600	99,398	Ord GBP 0.25	HPBA	Morgan Nominees
0099600	78,500	Ord GBP 0.25	HPFO	Morgan Nominees
0099600	2,454,650	Ord GBP 0.25	HXLFE	Morgan Nominees
0099600	97,524	Ord GBP 0.25	HXPEN	Morgan Nominees
0099600	4,580,216	Ord GBP 0.25	SJP RF79	St James's Place UK Plc
0099600	2,220,000	Ord GBP 0.25	SJP RF82	St James's Place UK Plc
0099600	135,000	Ord GBP 0.25	SJP RF83	St James's Place UK Plc
0099600	1,435,000	Ord GBP 0.25	SJP RF91	St James's Place UK Plc
0099600	134,326	Ord GBP 0.25	SJP RF92	St James's Place UK Plc
0099600	12,850	Ord GBP 0.25	UKTRA0	CMI UK Tracker Fund

Halifax Group plc's material interest is now 26,239,382 which is 6.14% of the shares in issue.

LETTER FROM INSIGHT INVESTMENT

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:30 31 Jul 2002
Number	3735Z

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Group plc Long Term Executive Bonus Scheme (the 'Scheme')

The Company has today received notification that 5,849 shares have been released from the Scheme by HBOS plc Employee Trust Limited (the 'Trustee'). Of these, 1,455 shares were sold on 22nd July 2002 at £5.75 per share.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 3,049,792 shares still held by the Trustee. They ceased to have an interest in the shares awarded and sold by the Trustee.

END

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	24,632		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: IAN DAVID BOYD FIDDES Address: EASTACRES 577 LANARK ROAD WEST BALERNO, MIDLOTHIAN UK postcode: EH14 7BL	ORDINARY	24,632
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 24/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,801		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£7·155		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSOL NOMINEES LIMITED	ORDINARY	2,801
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY SECRETARY Date 24/7/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,576		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.98		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	1,336
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: MARTYN JOHN PRIOR	ORDINARY	240
Address: 1 CLOEBURY PADDOCK WOOLSTONE MILTON KEYNES		
UK postcode: MK15 0HP		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 24/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS Plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,411		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	448
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	ORDINARY	706
Name: THOMAS QUIRKE Address: 13 OFFINGTON PARK SUTTON DUBLIN 13 UK postcode:	ORDINARY	257
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 24/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS PLC
Early Leaver Closure Schedule

Shares to Individual	**3rd July 2002**
Mr Paul Jeremy Jeffrey 15 Dudley Crescent EDINBURGH EH6 4QF	**124**
Mr Simon Nicholas Rushall 22 Eastbourne Road Linthorpe MIDDLESBROUGH Cleveland TS5 6QW	**64**
Mrs Sheena Ross Thomson 2 Helenslee Court DUMBARTON G82 4HT	**21**
Mr Alan David Crabbe 6/5 Myreside Court EDINBURGH EH10 5LX	**311**
Mr Trevor Jinks 6 Devereux Road WEST BROMWICH West Midlands B70 6RW	**124**
Mr David Milton Watt 8 Hillneuk Avenue Bearsden GLASGOW G61 3PZ	**62**
	706

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,532	393	2,473
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879	£5.7779	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11,585		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£4·10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	6,063
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	9,920
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 24/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Halifax Plc
Early Leaver Closure Schedule

Shares to Individual	**3rd July 2002**
Mr Andrew Jones 5 Highfield Close Ravenshead NOTTINGHAM NG15 9DZ	**1649**
Mr Trevor Jinks 6 Devereux Road WEST BROMWICH West Midlands B70 6RW	**826**
Mrs Karen Alana Robson 102 Baldoon Sands MIDDLESBROUGH Cleveland TS5 8UF	**110**
Mrs Margaret Judith Greenman 6 Nursery Close SUNDERLAND SR3 1PA	**1376**
Mr Nicholas David Hynam 90 Totshill Drive BRISTOL BS13 0QX	**137**
Mr Simon Nicholas Rushall 22 Eastbourne Road Linthorpe MIDDLESBROUGH Cleveland TS5 6QW	**315**
Mr Robert Douglas Gary Lloyd 7 Brooke End Redbourn ST ALBANS Herts AL3 7GA	**1376**

Ms Anne-Marie Dale 32 Pine Grove Lickey Rednal BIRMINGHAM B45 8HE	**1315**
Mrs Deborah Anne Hiskins 28 Newton Road Bletchley MILTON KEYNES MK3 5BT	**64**
Mr Ian Charles Dale The Cottage Nairdwood Lane Prestwood Prestwood GREAT MISSENDEN HP16 0QQ	**1376**
Mr Paul Knight 22 Glen Park St George BRISTOL BS5 7ND	**1376**
	9920

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	684		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.98		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 684
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address: UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address: UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 24/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11 07 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	111		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5-62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 111
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 24/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	07	2002			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,554	84	492
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879	£5.7779	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	11	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,174		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	6,203
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: CRAIG WILKIE	ORDINARY	1,101
Address: 22 FINSBURY DRIVE, PRIORSLEE, TELFORD		
UK postcode: TF2 9GU		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 24/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	386	184	118
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£5.70	£47253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	07	2002			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	1533	1407	389
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share (*including any share premium*)	£1.636	£2.1893	£4.2827

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND MRS JENNIFER MARGARET OGILVIE Address: THE MOUND EDINBURGH UK postcode: EH1 1YZ	ORDINARY	4,017
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 25/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	5,971	329	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: AS PER ATTACHED SCHEDULE	ORDINARY	6,300
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 24th July 2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

		Halifax Plc				
		Early Leaver Closure Schedule				
		Shares to Individual		**17th July 2002**		
Mr Norman Shairp Stevenson				**329**		
11 Lyncroft Avenue						
PINNER						
Middx						
HA5 1JU						
Mrs Kim Maria Atkinson				**220**		
39 Nursery Road						
Elstob Farm						
SUNDERLAND						
SR3 1NT						
Mr Mark Beaman				**1101**		
11 Buttermere Drive						
Essington						
WOLVERHAMPTON						
WV11 2SA						
Miss Lesley Joyce Blazdell				**1376**		
42 Jesmond Rd						
Addiscombe						
CROYDON						
CR0 6JR						
Mrs Lisa Dawn Denton				**660**		
17 Collingwood Walk						
Tilehurst						
READING						
RG31 5NH						
				1376		
Mr Paul Duffill						
21 Ferndown Close						
Bloxwich						
WALSALL						
WS3 3XH						
Mr Alan Hughes				**550**		
9 Cherrington Drive						
Great Wyrley						
WALSALL						
WS6 6NE						
Mr Norman Shairp Stevenson				**688**		
11 Lyncroft Avenue						
PINNER						
Middx						
HA5 1JU						
TOTAL				**6300**		

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	530		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	495
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: MRS DIANA KAY FERGUS	ORDINARY	35
Address: 30 CHESHAM ROAD, PENGE, LONDON		
UK postcode: SE20 7RJ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 24/7/02

A director / ~~secretary / administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19 07 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	4,227	3,801	1,296
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£5.70	£4.7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,806	4,951	4,427
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.07864	£2.1893	£4.2827

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 20,508
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 24/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

um	Title	Full Name	Ni Number	Address				Postcode	Price 163.6	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total Units
3725	Mr	Alan Trevor Rowe	YR973487D	52 Craiglockhart Rd North	Edinburgh			EH14 1BT	0	347	288	238	181	1,079	86	2,219
0849	Mr	Alastair John Hosick	YT414841C	11/7 Dorset Place	Edinburgh			EH11 1JQ	0	347	0	0	90	0	0	437
1311	Mrs	Sheena Ross Thomson	YM511997D	2 Helenslee Court	Dumbarton			G82 4HT	0	0	0	924	868	309	121	2,222
3902	Mr	Alastair Bruce Verth	YT448569C	42 Ravelrig Park	Balerno	Midlothian		EH14 7DL	0	765	545	1,148	818	262	108	3,646
3440	Mr	Paul Kennedy	YS646561D	3/4 West Powburn	West Savile Gait	Edinburgh		EH9 3EW	0	0	1,443	0	0	437	281	2,161
1591	Mrs	Marie Blair	YP707030A	58 Inchview Gardens	Dalgety Bay	Fife		KY11 9SA	0	0	0	0	868	116	0	984
0029	Mrs	Joan Pearson	YY718086B	7 Morris Court	Inverkeithing	Fife		KY11 1EF	0	0	0	0	0	175	130	305
2248	Mrs	Valerie Elaine Ralph	YP343145D	115 Grange Crescent	Chigwell	Essex		IG7 5JD	0	0	1,954	1,526	0	305	0	3,785
9192	Miss	Yvette Dawn Marner	NY303108D	181 Longwood Gardens	Clayhall	Ilford	Essex	IG5 0ES	0	0	0	0	0	0	216	216
0085	Mrs	Samantha Moffat	NP474241B	14 Paignton Close	Rayleigh	Essex		SS6 9PW	0	0	0	0	0	175	108	283
4838	Mrs	Fiona Stewart	NY343670B	22 Argyll Drive	Heathhall	Dumfries		DG1 3SU	0	0	0	409	0	0	0	409
6125	Mrs	Ann Victoria Pringle	YA925728A	22/5 Parkside Terrace	Edinburgh			EH16 5XW	0	0	0	0	512	0	0	512
2926	Mr	John Kirkpatrick	YT604663D	32 Garden Close	Llanbradach			CF83 3NA	0	0	0	0	0	145	0	145
2364	Miss	Sally Ann Horsley	NM072343C	28 Westry Close	Moreton	Wirral		CH46 6JT	0	0	529	0	0	0	0	529
214	Mrs	Julie Kay Jackson	NP235235A	Fron Haul	Allt Eisteddfod	Wrexham		LL11 5TT	0	0	0	0	719	0	0	719
0456	Mr	Henry Hemsley	WL305298B	Denbrae	23 Gartcows Road	Falkirk		FK1 5EF	0	0	0	0	0	565	0	565
684	Mr	Dinesh Jethwa	YS478131B	17 Douglas Close	Llandaff	Cardiff		CF5 2QT	0	347	192	182	171	233	246	1,371
									0	**1,806**	**4,951**	**4,427**	**4,227**	**3,801**	**1,296**	**20,508**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	107		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: MRS JILL LOWE	ORDINARY	107
Address: 1 DOCTOR CAMPBELL AVENUE, COWIE, STIRLINGSHIRE		
UK postcode: FK7 7DT		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 26/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	25 / 07 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	716	719	1,916
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7779

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	1808
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE	ORDINARY	1543
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 26/7/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

		Halifax Plc				
		Early Leaver Closure Schedule				
		Shares to Individual		24th July 2002		
Mrs Julie Maslin				658		
93 Broughton Road						
THORNTON HEATH						
Surrey						
CR7 6AJ						
Mrs Julie Maslin				252		
93 Broughton Road						
THORNTON HEATH						
Surrey						
CR7 6AJ						
Mrs Julie Maslin				131		
93 Broughton Road						
THORNTON HEATH						
Surrey						
CR7 6AJ						
Mrs Julie Maslin				55		
93 Broughton Road						
THORNTON HEATH						
Surrey						
CR7 6AJ						
Mr Norman Shairp Stevenson				210		
11 Lyncroft Avenue						
PINNER						
Middx						
HA5 1JU						
Mrs Janice Irvine				237		
58 St Giles Street						
New Bradwell						
MILTON KEYNES						
MK13 0BE						
TOTAL				**1543**		

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	07	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	484		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	39
Name: MRS EMMA DE'ANTIQUIS-ROBERTS Address: 29 FERNDOWN CLOSE SUTTON SURREY UK postcode: SM2 5TG	ORDINARY	16
Name: MS PAULINE O'SHEA Address: 212 SEAPARK MALAHIDE CO. DUBLIN UK postcode:	ORDINARY	220
Name: JOHN COSTELLOE Address: 124 SPRINGHILL AVENUE BLACKROCK DUBLIN UK postcode:	ORDINARY	209

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 26/7/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange